Part III: Manner of Operations

Item 11:   <u>Trading Services, Facilities and Rules</u>

    a. Provide a summary of the structure of the NMS Stock ATS marketplace (<u>e.g.,</u> crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

<u>Answer:</u>

The ATS operates two different matching models: (1) a Midpoint book ("Midpoint") that only accepts non-displayed midpoint orders and executes orders at the midpoint of the prevailing NBBO at the time of the Match Event, and (2) ASPEN (or the "Adverse Selection Protection Engine"), three limit order books with optional displayed capability (i.e., orders in ASPEN may be marked by Subscribers as either displayed or non-displayed) which execute orders at prices that are at or between the prevailing NBBO at the time of the Match Event. Subscribers choose which matching model to which they send their orders. While the matching models operate under the same "market participant identifier" (or "MPID") – INCR – each matching model is distinct and does not interact with the other matching model.

The ASPEN matching model has three distinct books distinguished by different fee structures – ASPEN Fee/Fee, ASPEN Maker/Taker and ASPEN Taker/Maker. All three books act independent of each other; orders resting in one book do not rest on or interact with orders resting in another book. All three ASPEN books also operate with different MIC codes: ASPEN Fee/Fee - ASPN; ASPEN Maker/Taker - ASMT; and ASPEN Taker/Maker - ASPI.

The Midpoint book only accepts Midpoint Peg Orders, which are not accepted in any of the ASPEN books; orders in the Midpoint book will therefore not be displayed. Any orders entered into IntelligentCross through any other order type (*e.g.*, Market Order, Limit Order, Primary Peg Order (with or without a limit price), and Marketable Peg Order (with or without a limit price)) will default to the ASPEN Fee/Fee book. A subscriber who wishes to trade in the ASPEN Maker/Taker or Taker/Maker books must affirmatively identify those books when entering their order. Subscribers can route to the different ASPEN books by utilizing FIX tags to specify which ASPEN book to send their order to, and can also request dedicated sessions to specific books.

    b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

    c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

<u>Answer:</u>

The ATS accepts orders in all NMS Stocks eligible for trading (*e.g.*, those that are not subject to a trading halt) and uses a matching mechanism which is near-continuous and that matches orders at scheduled times ("Match Events"). The ATS' two different matching models – Midpoint and ASPEN - contain the following characteristics (any differences between the matching models will be noted accordingly).

Determination of Matching Schedule

Matching schedules are calculated using an optimization process that uses, among other things, historical performance measurements (as discussed below) from prior days' and/or current days' (in the case of Midpoint) matches. Each security has an individualized matching schedule, computed to maximize price stability after trades. The optimization process is data driven and takes into account stock by stock volatility, spreads, daily trading volume, price stability after trades and other market factors characteristic of how the specific stock recently traded in the market and on the IntelligentCross platform.

For ASPEN, matching schedules are calculated using an overnight optimization process that uses historical performance measurements from prior days' matches. Each day starts with a prepared matching schedule for each security that does not change throughout the day.

For Midpoint, the matching schedule for a security may change overnight, or during the trading day if the ATS's machine-learning process determines that such change is appropriate to maximize price stability after trades. For Midpoint, while the matching schedule for a security may change during the trading day, the model governing the optimization process does not change throughout the trading day. The optimization process takes into account publicly available market data such as prior SIP trades and NBBO quotes.

There is no human intervention or discretion involved in any change to the matching schedule during the trading day, and any such change does not alter any conditions (including price) of any orders nor is it aware of or responsive to any customer specific information.

Match Events in each security occur at scheduled times as determined by the ATS' matching algorithm. Match schedules are defined by "minimum/maximum time bands" for each security ("Match Event Intervals"). Midpoint has Match Event Intervals between 150 microseconds and up to 200 milliseconds that are calibrated on a security-by-security basis. ASPEN's Match Event Intervals can have a minimum time of 150 microseconds and a maximum time of 900 microseconds (*i.e.*, the maximum time for scheduling a match event is capped at 900 microseconds), also calibrated on a security-by-security basis. For example, on a particular day, the match event band for XYZ stock may have a minimum time of 450 microseconds and a maximum time of 600 microseconds. The actual match event time is randomized within the match event band throughout the course of the trading day.

Execution of Orders and Match Events

Any order for a security that arrives prior to a Match Event for that security (and that has not been canceled, has become unmarketable, or has been repriced prior to the match event) will be eligible to participate in the next Match Event. Match Events are scheduled continuously while the

IntelligentCross book is in a "matchable state" (*i.e.*, there is an order on each side eligible to match); if there are no orders for a stock in the book, no Match Event will be scheduled. An incoming order that will make the book potentially matchable will trigger a scheduling of a Match Event if one has not already been scheduled.

The matching process is completely symmetric, *i.e.*, the match times within IntelligentCross are not chosen to favor a particular side of the trade. No Subscribers (or non-Subscribers accessing IntelligentCross through a Subscriber) are given any type of priority through the matching process, and the matching process is blind to the identity of the Subscriber (or a non-Subscriber accessing IntelligentCross through a Subscriber). Both sides of the trade (buyers and sellers) are on equal footing for the next scheduled match, while maintaining full control of their orders - both sides can cancel or update their orders at any time prior to the match.

Open orders may be amended to the extent the amendment is received before a match event involving that order occurs. Order amendments are processed in the order in which they are received by the ATS. The match priority of an order will be preserved when amending the quantity of an order to a value less than the existing quantity of the order; however, the match priority of an order will be lost when amending the quantity of an order to a value greater than the existing quantity or when amending any other value in addition to the quantity of the order.

An open order also may be canceled to the extent the cancellation order is received before a match event involving that order occurs. The ATS will automatically update its quotations, and all quotation updates, including those due to new or canceled orders, are immediate.

Midpoint Match Event Intervals

At each Match Event for each security in Midpoint, the matching engine for the Midpoint book will retrieve the current NBBO and check its book for orders that can be matched. Orders eligible for matching will be matched in time priority at the NBBO midpoint price at the Match Event. The purpose of the scheduled matches is to achieve two objectives: (1) provide for as many matches as possible to maximize liquidity; and (2) keep the NBBO as stable as possible for a period of time after executions occur on the ATS. During the time between Match Events, Subscribers have full order control and can cancel or reprice orders until the next Match Event.

The ATS then analyzes the executions that occur on the ATS, including in Hosted Pools, and adjusts the Match Event Interval to achieve the two objectives described above. The optimization process takes into account publicly available market data such as prior SIP trades and NBBO quotes. The optimization process is data driven and takes into account stock by stock volatility, spreads, daily trading volume, price stability after trades and other market factors characteristic of how the specific stock recently traded in the market and on the IntelligentCross platform.

The ATS makes a determination as to whether the Match Event Intervals for each security should be increased, decreased, or stay the same. The Match Event Intervals per security are adjusted after enough data points have been accumulated to warrant an adjustment. The Match Event Intervals for Midpoint may be recalibrated throughout the day. Registered Persons of the ATS review and approve such changes.

ASPEN Match Event Intervals

ASPEN will have Match Event Intervals between 150 and 900 microseconds that are calibrated on a security-by-security basis. The process for determining the Match Event Intervals for ASPEN is similar to that for Midpoint but Match Event Intervals are calibrated separately such that, for any given security, the Match Event Intervals for ASPEN will be different from the Match Event Intervals for Midpoint. The Match Event Intervals for the three ASPEN books will be the same for a given security.

The ATS makes a daily determination as to whether the Match Event Intervals for each security should be increased, decreased, or stay the same.

Midpoint Minimum Resting Period

For Midpoint, only orders that have rested on the order book for a minimum period of time are eligible to match. "Minimum Resting Periods" are determined by the ATS and set in a stock-specific fashion, similar to Match Events. The purpose of these periods is to further reduce adverse selection. However, in no event will the minimum resting period exceed 200 milliseconds. There are no Minimum Resting Periods for orders on ASPEN.

Anti-Internalization

The ATS provides an "anti-internalization" setting to its Subscribers. This setting can be enabled upon client request and will prevent the self-matching of two orders from the same Subscriber on the ATS's order books. This setting will not be enabled by default, but can be enabled upon Subscriber request and will be enforced by the Client ID setting. Subscribers can either contact IntelligentCross Trading Operations to enable this functionality on an MPID basis or they can configure the trading systems to prevent self-crossing at a client or trading desk level.

Locked or Crossed Market

The ATS will not match if the NBBO as determined by the SIP and/or SRO proprietary data feeds for the stock is crossed (where the NBB price exceeds the NBO price) or if the NBBO as determined by the SIP and/or other SRO proprietary data feeds is locked (where the NBB price equals the NBO price). In ASPEN, if a displayed Limit Order or Primary Peg Order would lock or cross displayed contra-side interest inside the ATS or the NBBO, such order will be displayed one minimum price variation less aggressive than the price of the displayed contra-side interest inside the ATS or as part of the NBBO and ranked at the price of the contra-side of the NBBO, up to the order's limit price. In the event the displayed contra-side interest inside the ATS or the NBBO updates, such order's displayed price will be updated to the most aggressive price permissible without locking displayed contra-side interest inside the ATS or as part of the NBBO, up to the order's limit price, and such order's ranked price will be updated to the most aggressive price permissible without crossing the NBBO, up to the order's limit price.

Sub-Dollar Pricing

For orders in Midpoint, in the event that the NBB is less than $1.00, the ATS will execute orders at the midpoint price, regardless of the number of decimal places.

For orders in ASPEN, in the event that the NBB is less than $1.00, the ATS will execute orders at valid prices within the NBBO.

Orders Eligible for Matching

With respect to the Midpoint book, the following orders will be eligible for matching during a Match Event:

1. Midpoint Peg Orders that are buy orders with limit prices equal to or higher than NBBO midpoint.
2. Midpoint Peg Orders that are sell orders with limit prices equal to or lower than NBBO midpoint.
3. Midpoint Peg Orders without limit prices.

Midpoint Peg Orders also may be designated with Time-in-Force instructions.

With respect to the ASPEN books, the following orders will be eligible for matching during a Match Event:

1. Primary Peg Orders with no limit price or those with limit prices that are within the prevailing NBBO at the time of a Match Event.
2. Market Peg Orders with no limit price or those with limit prices that can execute within the prevailing NBBO at the time of a Match Event.
3. Limit Orders with limit prices that are within the prevailing NBBO at the time of a Match Event.
4. Market Orders.

Match Priority Criteria

Midpoint Match Priority Criteria

In Midpoint, orders eligible for matching will be matched in time priority at the NBBO midpoint price at the Match Event. Only orders that have rested on the Midpoint book for a minimum period of time (i.e., the Midpoint Minimum Resting Period) are eligible to match. An order on the Midpoint book for less than its Midpoint Minimum Resting Period would not be eligible to participate in any Match Events but would be eligible for all subsequent Match Events after satisfying its Midpoint Minimum Resting Period.

Following are some examples of how the IntelligentCross match priority criteria works for the Midpoint book.

Example 1: The assumptions include:

- The NBBO for Security XYZ is $10.10 x $10.12

- Subscriber A has a resting Midpoint Peg Order to sell 100 shares of Security XYZ with a limit of $10.11.

- Subscriber B has submitted a Midpoint Peg Order to buy 100 shares of Security XYZ with a limit of $10.11.

- The Midpoint book enters into a "matchable state" (*i.e.*, there is an order on each side eligible to match) and a Match Event is scheduled.

- Security XYZ has a Match Event Interval between 1000 to 1300 microseconds, and in this example the Match Event is scheduled to occur in 1100 microseconds.

- During the 1100 microseconds, Subscriber C has submitted a Midpoint Peg Order to buy 100 shares of Security XYZ with a limit of $10.11.

- At the next scheduled Match Event for Security XYZ, the matching engine retrieves the NBBO and determines that the NBBO is still $10.10 by $10.12. As a result, the following executions occur during the Match Event (assuming all orders have met the Midpoint Minimum Resting Period):

- Subscriber A will match 100 shares with Subscriber B at $10.11.

- Subscriber C's order will not match with Subscriber A as orders will be matched in time priority at the NBBO midpoint price at the Match Event. Subscriber C's order will be eligible for the next Match Event.

Example 2: Assume in the above Example 1 that Subscriber C has submitted a Midpoint Peg Order to buy 100 shares of Security XYZ with limit of $10.12. At Match Event time:

- Subscriber A will match 100 shares with Subscriber B at $10.11.

While Subscriber C has submitted a more aggressively priced order, Subscriber C's order will not match with Subscriber A as orders in Midpoint will be matched in time priority at the NBBO midpoint price at the Match Event. Subscriber C's order will be eligible for the next Match Event.

ASPEN Match Priority Criteria

IntelligentCross is making certain changes to the match priority criteria impacting the ASPEN matching model to move to a price/display/time priority regime throughout the matching process. The change is being implemented subject to a roll-out of symbols. The change went live on October 9, 2024, with four symbols (ZBRA, ZETA, ZION, ZIP) and one test symbol (ZVZZT). Information on the roll-out of further symbols can be found on the IntelligentCross website at https://www.imperativex.com/aspenmatchprioritychangerollout

Following below is a description of the match priority criteria and its operation for both symbols that are subject to the previous match priority criteria and the new match priority criteria. In both cases, anyIn ASPEN, orders eligible for matching will be matched based on price, display type (i.e., with respect to ASPEN, at each price level, displayed orders will have priority over non-displayed orders), and the time at which such orders are received relative to other orders. Such match priority now applies throughout the matching process, i.e., before and after the ASPEN book enters into a matchable state.

<u>Any</u> order for a security that arrives prior to a Match Event for that security (and that has not been canceled, has become unmarketable, or has been repriced prior to the match event) will be eligible to participate in that Match Event. In addition, ~~in both cases~~, in Match Events, at the time of execution, price improvement (if there is any) will be provided to the order with the later effective timestamp between two orders receiving an execution, i.e., the taker.

~~Group One Symbols – Match Priority Criteria Prior to Change~~

~~For symbols that are subject to the match priority criteria prior to the change, the first step in determining match priority in the ASPEN book occurs prior to the book entering into a matchable state. Prior to entering into a matchable state, IntelligentCross gathers orders in its system and such orders' match priority will be based on price, display type (i.e., with respect to ASPEN, at each price level, displayed orders will have priority over non-displayed orders), and the time at which such orders are received relative to other orders.~~

~~The second step in determining match priority occurs after the ASPEN book enters into a matchable state. After the ASPEN book enters into a matchable state, the match priority for any orders that arrive between that time and before the Match Event will be based solely on the time of their receipt by the ATS, i.e., sequentially in order of arrival.~~

~~Group Two Symbols – Match Priority Criteria After Change~~

~~For symbols that are subject to the new match priority criteria, orders eligible for matching will be matched based on price, display type (i.e., with respect to ASPEN, at each price level, displayed orders will have priority over non-displayed orders), and the time at which such orders are received relative to other orders. Such match priority now applies throughout the matching process, i.e., before and after the ASPEN book enters into a matchable state.~~

<u>Examples</u>

Following are some examples of how the IntelligentCross match priority criteria works for the ASPEN book ~~prior to the change and after the change.~~.

Example 1: The assumptions include:

- Subscriber A has submitted a displayed 100 share sell limit order with a limit price of $10.00 and TIF of Day for Security XYZ.

- Subscriber B has submitted a displayed 100 share buy limit order with a limit price of $10.00 and TIF of Day for Security XYZ.

- Subscriber B's order will be displayed at $9.99 as, in ASPEN, if a displayed limit order would lock contra-side interest inside the ATS, such order will be displayed one minimum price variation less aggressive than the price of the displayed contra-side interest inside the ATS.

- The ASPEN book enters into a "matchable state" (i.e., there is an order on each side eligible to match) and a Match Event is scheduled.

- Security XYZ has a Match Event Interval between 175 to 250 microseconds, and in this example the Match Event is scheduled to occur in 180 microseconds.

- During the 180 microseconds (i.e., after the ASPEN book enters into a matchable state) and before the Match Event occurs, Subscriber C submits a non-displayed 100 share sell limit order with a limit price of $9.99 and TIF of Day for Security XYZ.

At the next scheduled Match Event for Security XYZ, the matching engine retrieves the NBBO and determines that the NBBO is $9.99 by 10.00. As a result, the following executions occur during the Match Event:

For those symbols subject to the match priority criteria prior to the change:

- Subscriber A will match 100 shares with Subscriber B at $10.00.

- Subscriber C's order will not match with Subscriber B as the IntelligentCross match priority criteria prior to the change provides priority to the orders on each side that were eligible to match and that set the price and created the matchable state (orders of Subscriber A and Subscriber B), and due to the order's earlier time of arrival. Subscriber C's order will be eligible for the next Match Event.

For those symbols subject to the new match priority criteria:

- Subscriber B will match 100 shares with Subscriber C at $10.00, as Subscriber C has the more aggressively priced order, and Subscriber C (i.e., the taker) will be price improved and will receive an execution. Subscriber A's order will be eligible for the next Match Event.

Example 2: Assume in the above Example 1 that Subscriber B had 200 shares to buy. At Match Event time:

For those symbols subject to the match priority criteria prior to the change:

- First, Subscriber A will match 100 shares with Subscriber B at $10.00 due to the earlier time of arrival.

- Second, Subscriber C will be price improved and will match 100 shares with Subscriber B at $10.00.

For those symbols subject to the new match priority criteria:

- First, Subscriber C will match 100 shares with Subscriber B at $10.00 as Subscriber C has the more aggressively priced order, and Subscriber C (i.e., the taker) will be price improved and will receive an execution.

- Second, Subscriber A will match 100 shares with Subscriber B at $10.00.

Example 3: Assume in the above Example 1 that during the 180 microseconds (i.e., after the ASPEN book enters into a matchable state) and before the Match Event occurs, Subscriber C cancels its order. At Match Event time:

For those symbols subject to the match priority criteria prior to the change or subject to the new match priority criteria:

- Subscriber A will match 100 shares with Subscriber B at $10.00 (i.e., there is no change to this example due to the change in match priority criteria).

Example 4: Assume in the above Example 1 that:

- Subscriber A has submitted a non-displayed 100 share sell limit order with a limit price of $10.00 and TIF of Day for Security XYZ.

- Subscriber C has submitted a displayed 100 share sell limit order with a limit price of $10.00 and TIF of Day for Security XYZ.

At Match Event time:

For those symbols subject to the match priority criteria prior to the change:

- Subscriber A will match 100 shares with Subscriber B at $10.00

- Subscriber C's order will not match with Subscriber B as once the ASPEN book enters into a matchable state, the match priority for any orders that arrive between that time and before the Match Event will be based on the time of their receipt by the ATS; displayed orders do not have priority over non-displayed orders during that time period.

For those symbols subject to the new match priority criteria:

- Subscriber C will match 100 shares with Subscriber B at $10.00.

- Subscriber A will not match as, with respect to ASPEN, at each price level, displayed orders (Subscriber C) will have priority over non-displayed orders (Subscriber A).

Example 5: Assume in the above Example 1 that:

- Subscriber A has submitted a non-displayed 100 share sell limit order with a limit price of $10.00 and TIF of Day for Security XYZ.

- Subscriber B has submitted a displayed 100 share sell limit order with a limit price of $10.00 and TIF of Day for Security XYZ.

- Subscriber C submits a non-displayed 100 share buy limit order with a limit price of $10.00 and TIF of Day for Security XYZ.

At Match Event time:

For those symbols subject to the new match priority criteria:

- Subscriber C will match 100 shares with Subscriber B at $10.00

- Subscriber A will not match as, with respect to ASPEN, at each price level, displayed orders (Subscriber B) will have priority over non-displayed orders (Subscriber A).

There is no change to this example due to the change in match priority criteria. Prior to the match priority criteria change, Subscriber C would have matched 100 shares with Subscriber B at $10.00 as prior to entering into a matchable state, orders' match priority was based on price, display type, and the time at which such orders were received relative to other orders, and Subscriber B's displayed order has priority over Subscriber A's non-displayed order.

General Match Priority Criteria Information

The match priority criteria in a Hosted Pool are generally the same as in the ATS. For the purpose of Hosted Pools only, Midpoint Peg Orders are not subject to the Midpoint Minimum Resting Period.

Matching instructions are specified in accordance with the FIX protocols described above in Part III, Item 5 and defined by industry standard FIX tags defined for these matching instructions.

Orders received by the ATS during the Pre-Market Order Acceptance Period will be queued until the beginning of Regular Trading Hours. Orders received outside these periods will not be accepted. For all eligible securities, the ATS will only execute if Limit-Up-Limit-Down ("LULD") bands are present and the effective price of a potential match is not constrained by a LULD band.

For purposes of the operation of the ATS, all orders will be timestamped upon receipt by the ATS in nanoseconds; however, the ATS has the ability to provide order records in microseconds or milliseconds via FIX.

An amendment of an outstanding order will affect its match priority and Minimum Resting Period as follows:

1. If an order's size is decreased, its timestamp will remain the same, its priority will not change and it will not wait through a new Minimum Resting Period (in the case of Midpoint).
2. If an order's size is increased, the timestamp will be renewed, its priority will change and, if part of Midpoint, it will wait through a new Minimum Resting Period.
3. If an order's price is changed, the timestamp will be renewed, its priority will change and, if part of Midpoint, it will wait through a new Minimum Resting Period.

IntelligentCross conducts trading strictly in an agency capacity on the ATS. IntelligentCross does not conduct trading in a proprietary capacity.

Non-Match Events

Situations may occur where an incoming order may not execute against a resting order at match event time, such as when:

(1) an existing resting order cancels prior to the next match event
(2) an incoming order is canceled prior to the next match event
(3) the NBBO moves between the time an order is received and the next match event takes place, making either the incoming order or the resting order non-marketable
(4) the NBBO changed before the next match event and pegged orders were repriced to the new NBBO, making the incoming order or the resting pegged order non-marketable

Execution Errors

The ATS has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades." Each potential error situation will be evaluated by the ATS's personnel on a case by-case basis.

If a trade is transacted in error and it is determined that the error was due to a system failure or other issue with the ATS's platform that resulted in a poor execution (*i.e.*, outside the NBBO), the ATS will contact each of the Subscribers associated with the error cross trade and inform them that the ATS is canceling the trade. The ATS will then initiate the cancel on the ATS and communicate either electronically (ACT Web for NASDAQ TRF) or over the telephone (NYSE TRF) the trade report cancellation for each side of the cross trade. In the instances in which the trade was good (*i.e.*, inside the NBBO), and as a result of a systems issue, the ATS failed to acknowledge the execution to one of the two Subscribers associated with the error cross trade transacted on the ATS, the ATS will contact the affected Subscriber and ask whether or not they want to maintain (keep) the trade. If the Subscriber does not want to maintain the trade, the ATS will take the affected Subscriber's position and book it to IntelligentCross' error account. IntelligentCross will then instruct IntelligentCross' clearing broker to trade out of the error position. An IntelligentCross employee will book the error position and subsequently close-out the transaction through IntelligentCross' error account for settlement purposes and document within IntelligentCross' systems all details regarding the error transaction(s). The error transaction detail will include all details surrounding the error trade(s) and subsequent close-out trades (if any). The detail will also include an identification of all associated parties, the cause/reason for the error, or details surrounding Subscriber contact(s). The error trade detail will then be reviewed and electronically signed off as "compliance review" by the CCO or his designee and subsequently reviewed and signed off on as "Supervisory Review" by IntelligentCross' CEO or his/her supervisory principal designee.

The ATS will also ensure accurate CAT reporting.

With respect to a market wide event that may contain clearly erroneous transaction, the ATS monitors all email notification regarding clearly erroneous transactions. Upon receipt of a clearly erroneous e-mail notification, the ATS will immediately review the ATS's trading activity during the relevant timeframe to determine whether or not the ATS traded the securities referenced in the notification. The ATS will then take immediate action (if any executions have been identified through the review) to reverse the trades upon the ATS and NASDAQ's WebLink ACT. A file in IntelligentCross' systems will be created that documents any ACT reversals that have been performed as a result of a clearly erroneous notification.

Order Entry Restrictions

The ATS will not accept orders that reference a symbol not authorized for trading (*e.g.*, if there is a trading halt). The minimum price variation ("MPV") for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with increments below the MPV will be rejected.

Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

Anonymity

All orders and executions are anonymous as to and between Subscribers. Subscribers are only made aware of IntelligentCross as a party or contra-party on orders and executions.

The ATS does not provide any means of communication between Subscribers. There is no negotiation, chat, instant message, indication of interest, "Flash Order," or similar functionality provided.

Hosted Pools

The ATS may setup a Hosted Pool, at the request of a Subscriber, where such Subscriber will designate that an order interact with other orders entered by that same Subscriber, or other Subscribers participating in the same Hosted Pool. Hosted Pools are described in more detail in Part III, Items 7 and 9. An order designated to interact within a Hosted Pool can be designated to only interact with that Hosted Pool or can also be designated to interact with liquidity outside the Hosted Pool after checking for liquidity available in that Hosted Pool, as described further in Part III, Item 7.

Unless otherwise stated, the ATS' matching and trading rules applies to the Hosted Pools in the same manner as the ATS.

Subscribers participating in a Hosted Pool may request that orders designated for the Midpoint book and the ASPEN book have the ability to interact with each other inside the Hosted Pool. When such an option is selected, any eligible orders will interact at each Match Event, regardless if the next Match Event is for Midpoint book-eligible orders or ASPEN book-eligible orders. The Block IOI service offered in the Hosted Pool is available for the Midpoint book only.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 19:   Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Answer: For the Midpoint book and the ASPEN Fee/Fee book, the Base Rate charged by IntelligentCross is .0008 per share for each side of a transaction.

The Base Rate for ASPEN Maker/Taker is (.0028) rebate per share for Subscribers that provide liquidity and .0030 per share fee for Subscribers that remove liquidity.

The Base Rate for ASPEN Taker/Maker is (.0016) rebate per share for Subscribers that remove liquidity and .0020 per share fee for Subscribers that provide liquidity.

The ATS does not have a standard fee schedule associated with the Hosted Pool. Orders executed in a Hosted Pool are charged fees in a range from (.0030) rebate per share to .0030 fee per share. The fees associated with the Hosted Pool are negotiated fees, and may be re-evaluated from time to time. Factors considered when negotiating fees may include but are not limited to historical trading volume and patterns, anticipated trading volume and patterns, and the characteristics of the orders (for example, whether the orders are retail or institutional in nature, or whether the Hosted Pool participants are liquidity takers or liquidity providers).

The fees for the Block IOI service will be the same as the Hosted Pool fees. Fees are charged to Subscribers only and fees are not directly billed to Sponsored Firms.

The other fees incurred by Subscribers of the ATS are SRO fees and fees charged by our clearing provider, Instinet.

The ATS passes through certain regulatory fees (including FINRA's Section 3 fee and Trading Activity Fee ("TAF") for Subscribers who are not FINRA members), and fees billed to the ATS for Subscribers through third-party providers for accessing market data. The ATS is the CAT Executing Broker for both the buyer and the seller on all trades it executes and is charged CAT fees accordingly, which it then passes through to Subscribers.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

Answer: N/A

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Answer: With respect to trading in the Midpoint book and the ASPEN Fee/Fee book, there are two ways existing ATS Subscribers can pay lower fees, ("Subscriber Fee Discount"), as described below:

1. Total Composite Volume (TCV) Incentive*--if average daily participation of TCV is:

TCV %   Commission rate per share traded

=> 12 bps of TCV	2 mils per share
=> 10 bps of TCV	3 mils per share
=> 8 bps of TCV	4 mils per share
=> 4 bps of TCV	6 mils per share
=> Base Rate	8 mils per share

*Criteria

- The Base Rate is the same for all Subscribers.

- Any Subscriber Fee Discount Rate will be calculated retroactively on all shares traded for that calendar month.
- TCV is the total market volume in all NMS Stocks reported to the Consolidated Tape.

2. Active Order Incentive**

Live in 200 to 500 unique symbols at a time (on average) 6 mils per share

Live in 501 to 1000 unique symbols at a time (on average) 4 mils per share

Live in 1001 to 2000 unique symbols at a time (on average) 3 mils per share

Live in over 2001 unique symbols at a time (on average) 2 mils per share

**Criteria

- Orders must be marketable: (1) priced at or more aggressive than the NBBO midpoint for the Midpoint book and (2) priced at or more aggressive than the NBBO for the ASPEN Fee/Fee book.

- IntelligentCross will monitor open orders every few minutes to calculate the average unique symbols in the book on a daily basis.

- If minimum quantity ("MinQty") present, must be less than or equal to 100 shares.

- Not be an IOC Order.

- Rate will be calculated retroactively on all shares traded for that calendar month.
- If a Subscriber is live for a symbol in both Midpoint and ASPEN Fee/Fee, it will count twice for purposes of qualifying for the Active Order Incentive.

Trading in ASPEN Maker/Taker, ASPEN Taker/Maker and Hosted Pools will not be taken into account for purposes of qualifying for the Subscriber Fee Discount. If a Subscriber qualifies for a Subscriber Fee Discount, the pricing will apply to their trading activity in both the Midpoint book and ASPEN Fee/Fee book. The ATS can offer the Subscriber Fee Discount to allow new Subscribers to receive the Subscriber Fee Discount and pay the lowest fee charged to any existing Subscriber based on the above criteria.